Terence Johnsson, Retired Vice President from Audi AG, Joins Exro Board of Directors

•Retired Vice President from Audi AG, General Motors, and Volkswagen
•Terrence has 35 years of professional sales experience at top levels of the world’s largest automotive manufacturers
•Guide Exro in pioneering new technologies into emerging markets while generating revenue growth

Calgary, Alberta (January 27, 2020) – Exro Technologies Inc. (TSXV: EXRO, OTC: EXROF) (the “Company” or “Exro”), a leading clean technology company which has developed a new class of power electronics for electric motors and batteries, is pleased to announce that Terence Johnsson, an accomplished automotive global executive, has joined the Exro Board of Directors (“Board of Directors”).

Terence Johnsson has 35 years of professional experience at top levels of the world’s largest automotive manufacturers. Terence officially retired as Vice President from Audi AG in 2019, where he led the corporate P&L Overseas Sales Division and Globalization Strategic Initiative to operating profitability of $1 Billion while entering emerging markets with new engineered products. Prior to his tenure with Audi AG, Terence led Americas Sales Division for Volkswagen to 1.5x earnings growth. Terence began his career with General Motors in Detroit, Michigan.

After retiring, Terence has turned his business passion to supporting start-ups that are pioneering new technologies and reinventing sales channels for the emerging electric vehicle industry. Johnsson will help Exro to stay actively engaged with top leaders in automotive as well as provide guidance to revenue growth of the Coil Driver technology.

“I’m very excited about joining Exro at this time of transition,” said Mr. Johnsson. “I believe I can help Exro to accelerate commercialization of their next generation technology and supply electric vehicle applications globally.”

“We are thrilled about the commercial partnership opportunities in 2021 with bringing Terence on our board,” commented Sue Ozdemir, Chief Executive Officer of Exro. “As a well-respected automotive executive and proven global sales leader, we are very glad to welcome Terence to the team.”

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil Driver, expands the capabilities of powertrains by enabling two separate torque profiles within a given motor. A major advancement in the sector, dynamic motor configuration enables efficiency optimization for each operating mode resulting in reduction of energy consumption. The controller automatically selects the appropriate configuration in real time so that power and efficiency are intelligently optimized.

For more information visit our website at www.exro.com.

ON BEHALF OF THE BOARD OF DIRECTORS
Sue Ozdemir, Chief Executive Officer
CONTACT INFORMATION
Canada: Jake Bouma
VP of Investor Relations
604-317-3936

United States: Vic Allgeier
TTC Group Inc.
646-841-4220
Email: info@exro.com
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Tags: Electric vehicles, electric bikes, electric scooters, electric trucks, electric vans, control technology, intelligent control, mobility, inverters, electric motors, traction motors, powertrain systems, Coil Driver, electromechanical drives, recreational vehicles.
Targeting list: Technology